FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

July 21, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 21, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and Marketwire.

Item 4.	Summary of Material Change

The Issuer receives prelimary positive results from the Pampa de Pongo iron deposit pilot-scale metallurgical assessment.

Further, the Issuer grants incentive stock options to certain, directors, officers, employees and consultants.

Item 5.	Full Description of Material Change

The Issuer an update on the Pampa de Pongo Iron Deposit metallurgical assessment, currently in progress at the Natural Resources Research Institute (NRRI), Minnesota.  Preliminary results have been extremely positive:  Grinding tests indicate that a high grade concentrate can be produced with high iron content (66.87% - 68.54%) and low silica content (0.18% - 0.57%).  Furthermore, a representative sample of this concentrate was subsequently used in a pelletizing test to produce an excellent pellet, with 95.9% of the pellets greater than ¼ inch following a tumble test.

Pilot-scale beneficiation (crushing, grinding, and rougher and cleaner wet magnetic separation) is nearing completion.  Pilot-scale pelletizing and fired-pellet production is scheduled to commence next week and should be completed within three weeks.

The Issuer’s ultimate goal of the test-work is to demonstrate that Pampa de Pongo ore can produce a premium, high-quality Direct Reduction-grade pellet.  Direct Reduction pellets are premium products and typically attract higher value contracts than Blast Furnace-grade pellets.  Inclusion of positive, commercial-scale metallurgical work into the Mine Scoping Study currently underway is expected to add significant value to the Pampa de Pongo project.

Metallurgical Sample

Metallurgical testing is being undertaken with 1,090 kilograms of Pampa de Pongo drill core, which was selected by SRK Consulting Engineers and Scientists (SRK) to be representative of the deposit chemistry.

Bench-Scale Testing

Bench-scale work has been undertaken to select the beneficiation flow sheet and process parameters before initiating Pilot-Scale testing.  Preliminary results are highly positive and highlights are as follows:

      Bench-scale liberation grind testing with a Davis tube magnetic separator identified that an excellent quality concentrate can be produced with high iron content (66.87% - 68.54%) and low silica content (0.18% - 0.57%).  A target size of 85-90% minus 200 mesh was selected for the pilot scale comminution (crushing).
      A representative sample of concentrate was produced, pelletized with a bentonite binder (15 lbs/long ton of concentrate) and fired by mini-pot.
      The mini-pot pellets, shown in Plate 1, have a mean compressive strength of 421 pounds-force.  A 650 gram mini-tumble test was conducted to determine the amount of fines the pellets generate.  The results were excellent, with 95.9% greater than 1/4 inch.  Experience shows that this bench-scale tumble-test typically correlates well with the 25 pound ASTM tumble tests.
      A preliminary ISO swelling test returned a favourable result of +11.2%.

Two additional mini-pot tests are being undertaken to optimize the firing cycle to further increase pellet strength and to define the pilot-scale (full pot-grate) pellet production parameters.  These mini-pot test results are a good relative indicator of pellet physical quality but are not necessarily commercially scalable.  The pilot-scale results will ultimately demonstrate the physical and metallurgical pellet quality that can be produced commercially.

Pilot-Scale Testing

The pilot plant is shown operating with Pampa de Pongo ore in Plate 2.  Pilot-scale beneficiation (crushing, grinding, and rougher and cleaner wet magnetic separation) is nearing completion.  Pilot-scale pelletizing and fired-pellet production is scheduled to commence next week.

Plate 2.  Pampa de Pongo Pilot Plant.

A representative sample of the pilot-scale pellets will be analyzed for reducibility, low temperature breakdown (LTB), and swelling to determine their quality as a commercial-scale blast furnace pellet feed.  Additional pot-grate pellets will be further evaluated (through industry-standard hot-load and Linder furnace testing) by MIDREX Technologies, Inc., the world leader in gas-based Direct Reduced Iron (DRI) technology.  The goal is to demonstrate that Pampa de Pongo ore can produce a premium, high-quality Direct Reduction-grade pellet.  Direct Reduction pellets are premium products and typically attract higher value contracts than Blast Furnace-grade pellets.

Project Background

The Issuer is moving quickly to complete pilot-scale metallurgical test work, which is commercially scalable, (See NR08-15), for inclusion in the Mine Scoping Study currently underway by SRK.

Metallurgical testing is being completed by NRRI, who selected because their personnel bring previous experience beneficiating similar iron ore from the Marcona Mine, located approximately 35 kilometres to the northwest of Pampa de Pongo.  They have significant expertise beneficiating and pelletizing iron ores throughout the world, including the magnetic taconites in Michigan and Minnesota in the U.S. and in Canada.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, the Issuer’s Vice President-Exploration, and Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  Metallurgical test work is being undertaken by Natural Resources Research Institute’s (NRRI’s) Coleraine Minerals Research Labs (CMRL), Minnesota, and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.

Grant of Incentive Stock Options

The Issuer also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 2,000,000 common shares in the capital stock of the Issuer.  The options are exercisable at a price of CAD 2.04 for a period of two years ending July 21, 2010.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this material change report, which has been prepared by management.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith . Henderson, EurGeol.

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

July 21, 2008